Exhibit 99.2

COPY

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”) TO THE COMPANY (HEREINAFTER REFERRED TO) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CEDE & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE BASE INDENTURE (HEREINAFTER REFERRED TO). THIS NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE BASE INDENTURE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO THE INDENTURE, (II) THIS NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 207(B) OF THE BASE INDENTURE, (III) THIS NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 211 OF THE BASE INDENTURE AND (IV) EXCEPT AS OTHERWISE PROVIDED IN SECTION 207(B) OF THE BASE INDENTURE, THIS SECURITY MAY BE TRANSFERRED, IN WHOLE BUT NOT IN PART, ONLY (X) BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, (Y) BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR (Z) BY THE DEPOSITARY OR ANY NOMINEE TO A SUCCESSOR DEPOSITARY OR TO A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

ROGERS COMMUNICATIONS INC.

5.00% SENIOR NOTES DUE 2044

No. 003	CUSIP: 775109BB6

Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (herein called the “Company”, which term includes any successor entity under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co. or registered assigns, the principal sum of 300,000,000 U.S. dollars (or such other amount that may from time to time be indicated on the records of the Depositary as the result of increases or decreases by adjustments made on the records of the Depositary, in accordance with the rules and procedures of the Depositary) on March 15, 2044 at the office or agency of the Company referred to below, and to pay interest thereon in arrears on March 15, 2016, and semi−annually in arrears thereafter, on March 15 and September 15 in each year (each herein called an “Interest Payment Date”), which interest shall accrue from and including September 15, 2015 or, if interest has already been paid or duly provided for, from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 5.00% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay interest on any overdue interest at the rate borne by the Notes from the date of the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 1 or September 1 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for, and interest on such Default Interest, at the interest rate borne by the Notes, to the extent lawful, shall forthwith cease to be payable to the Holder on such Regular Record Date, and may be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Default Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and interest on this Note will be made at the office or agency of the Company maintained for that purpose in the City of New York (which initially shall be the Corporate Trust Office of the Trustee), and if the Company shall designate and maintain an additional office or agency for such purpose, also at such additional office or agency, in U.S. dollars; provided, however, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register; provided, further, that all payments of the principal of (and premium, if any) and interest on Notes, the Holders of which have given wire transfer instructions to the Company or the Paying Agent at least 10 Business Days prior to the applicable payment date and hold at least U.S.$1,000,000 in principal amount of Notes, will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions. Any such wire transfer instructions received by the Company or the Paying Agent shall remain in effect until revoked by such Holder. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of this Note to the Paying Agent.

Interest on this Note shall be computed on the basis of a 360−day year consisting of twelve 30−day months. For the purposes of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable multiplied by the actual number of days in the year and divided by 360.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: December 8, 2015
ROGERS COMMUNICATIONS INC.

By:	/s/ Anthony Staffieri
Name: Anthony Staffieri
Title: Chief Financial Officer

By:	/s/ Glenn Brandt
Name: Glenn Brandt
Title: Vice President, Treasurer

[Signature Page — Global Note]

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

The Bank of New York Mellon, as Trustee, certifies that this is one of the Notes referred to in the within–mentioned Indenture.

Dated: December 8, 2015

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Teresa Wyszomierski
Authorized-Officer

Teresa Wyszomierski
Vice President

[Signature Page — Global Note]

REVERSE SIDE OF NOTE

5.00% SENIOR NOTES DUE 2044

This Note is one of a duly authorized issue of securities of the Company designated as its 5.00% Senior Notes due 2044 (herein called the “Notes”), which may be issued under an indenture (as the same may from time to time be supplemented or amended (other than by a Series Supplement), herein called the “Base Indenture”) dated as of August 6, 2008 between the Company and The Bank of New York Mellon, as trustee (herein called the “Trustee”, which term includes any successor trustee thereunder), as supplemented and amended by the Seventh Supplemental Indenture dated as of March 10, 2014 among the Company, Rogers Communications Partnership, an Ontario partnership (herein called the “Guarantor”), and the Trustee (herein called the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), to which the Indenture reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is an additional Note for purposes of the Indenture, and this Note and any further additional Notes created and issued will be consolidated with and form a single Series with the Notes issued on the Issue Date.

The Company will pay to the Holders such Additional Amounts as may become payable under Section 907 of the Base Indenture.

On or before each Interest Payment Date, the Company shall deliver or cause to be delivered to the Trustee or the Paying Agent an amount in U.S. dollars sufficient to pay the amount due on such payment date.

To guarantee the due and punctual payment of the principal and interest on the Notes and all other amounts payable by the Company under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Guarantor has fully and unconditionally guaranteed the Guaranteed Obligations on an unsecured, unsubordinated basis pursuant to the terms of the Indenture. The Guarantor will pay to the Holders such Additional Amounts as may become payable under Section 704 of the Supplemental Indenture.

The Notes will be subject to redemption upon not less than 30 nor more than 60 days’ prior notice by first−class mail, at any time, as a whole or in part, in amounts of U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof, at the option of the Company: (i) prior to the date that is six months prior to the date of Maturity of the Notes, at a Redemption Price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, and (2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of the payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi−annual basis (assuming a 360−day year consisting of twelve 30−day months) at the Adjusted Treasury Rate plus 25 basis points, in each case plus accrued and unpaid interest thereon to the Redemption Date, and (ii) commencing on the date that is six months prior to the date of Maturity of the Notes, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the applicable Redemption Date.

The Notes will also be subject to redemption as a whole, but not in part, at the option of the Company at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount plus accrued and unpaid interest thereon to the Redemption Date, in the event the Company or the Guarantor, as the case may be, has become or would become obligated to pay, on the next date on which any amount would be payable in respect of the Notes or the Guarantee, as applicable, any Additional Amounts as a result of certain changes affecting Canadian withholding taxes on or after the Issue Date.

In the case of any redemption of Notes, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of record of such Notes, or one or more Predecessor Securities, at the close of business on the relevant Regular Record Date referred to on the face hereof. Notes (or portions thereof), for whose redemption and payment provision is made in accordance with the Indenture, shall cease to bear interest from and after the Redemption Date. In the event of redemption of this Note in part only, a replacement Note or Notes for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If an Event of Default (other than an Event of Default resulting from a Change in Control Triggering Event which is cured in accordance with Section 404 of the Supplemental Indenture by the making and consummation of a Change in Control Offer) shall occur and be continuing, the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

In addition, it shall be an Event of Default under the Indenture if a Change in Control Triggering Event occurs on or prior to the Maturity of the Notes (subject to the aforesaid cure provisions). Following such an Event of Default the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture unless the Company (or a third party) offers, within 20 Business Days after the occurrence of such Event of Default, to purchase the Notes and purchases the Notes for the Change in Control Purchase Price in cash on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event from a Holder who delivers and does not withdraw a Change in Control Purchase Notice. Holders have the right to withdraw any Change in Control Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the terms and provisions of the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Note and (b) certain restrictive covenants and the related Defaults and Events of Default, upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Note.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Holders of all the Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable on the Security Register, upon surrender of this Note for registration of transfer at the Corporate Trust Office of the Trustee or any other office or agency of the Company designated pursuant to the Indenture duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon one or more replacement Notes of any authorized denomination or denominations, of a like aggregate principal amount and containing identical terms and provisions, will be issued to the designated transferee or transferees.

The Notes are issuable only in registered form without coupons in denominations of U.S.$2,000 or integral multiples of U.S.$1,000 in excess thereof.

No service charge shall be made for any registration of transfer or exchange or redemption of Notes, but the Company may require payment of a sum sufficient to pay all documentary, stamp or similar issue or transfer taxes or other governmental charges payable in connection with any registration of transfer or exchange.

Prior to the time of due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes except as otherwise provided, whether or not this Note be overdue, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

NOTATION OF GUARANTEE

Rogers Communications Partnership (the “Guarantor”; which term includes any successor Person under the Indenture (as defined below)) has unconditionally guaranteed, to the extent set forth in and subject to the provisions of the Indenture dated as of August 6, 2008 (the “Base Indenture”) between Rogers Communications, Inc. (the “Company”) and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the Seventh Supplemental Indenture dated as of March 10, 2014 (the “Seventh Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) among the Company, the Guarantor and the Trustee, the Company’s 5.00% Senior Notes due 2044, which Series of Securities includes the Note to which this Guarantee is endorsed, and the obligations of the Company under the Indenture. The obligations of the Guarantor to the Holders of the Notes and to the Trustee pursuant to the Guarantee and the Indenture are expressly set forth in Article 7 of the Seventh Supplemental Indenture and reference is hereby made to the Indenture for the precise terms of the Guarantee.

Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

[Signature Page Follows]

ROGERS COMMUNICATIONS PARTNERSHIP

By:	/s/ Glenn Brandt
Name: Glenn Brandt
Title: Vice President, Treasurer

By:	/s/ Anthony Staffieri
Name: Anthony Staffieri
Title: Chief Financial Officer

[Signature Page – Notation of Guarantee – 5.00% Senior Notes Due 2044]